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                                                                 EXHIBIT (f) (2)




TIAA AND CREF NON-EMPLOYEE TRUSTEE AND MEMBER, TIAA-CREF MUTUAL FUNDS, TIAA-CREF INSTITUTIONAL MUTUAL FUNDS AND TIAA-CREF LIFE FUNDS NON-EMPLOYEE TRUSTEE, AND TIAA SEPARATE ACCOUNT VA-1 MANAGEMENT COMMITTEE MEMBER, DEFERRED COMPENSATION PLAN



1. This Plan. This document sets forth the provisions of the TIAA and CREF Non-Employee Trustee and Member, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds Non-Employee Trustee, and TIAA Separate Account VA-1 Management Committee Member, Deferred Compensation Plan (the "Plan") established by the Board of Trustees of Teachers Insurance and Annuity Association ("TIAA"), the Board of Trustees of College Retirement Equities Fund ("CREF"), the Board of Trustees of TIAA-CREF Mutual Funds, the Board of Trustees of TIAA-CREF Institutional Mutual Funds, and the Board of Trustees of TIAA-CREF Life Funds(collectively referred to as the "Board of Trustees") as of June 1, 1998, as amended as of May 19, 1999, August 1, 1999, as of January 1, 2002 and as of January 1, 2003. Credits under this plan shall be reflected by bookkeeping accounts maintained by TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds. The obligations of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds under this Plan are unfunded, unsecured, promises to make future payments. In their sole discretion, TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds may purchase annuity contracts or certificates issued by TIAA or CREF (such contracts or certificates shall hereinafter be referred to as "contracts"), or starting January 1, 2003 mutual fund shares, in amounts equal to all or a portion of the amounts so credited. No Trustee or Member, or former Trustee or Member, shall acquire any interest in any such contracts or mutual fund shares, and any such contracts or mutual fund shares shall remain the sole property of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds and may be disposed of by TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds at any time for any corporate purpose. These contracts and mutual fund shares shall be subject to all the claims of TIAA's, CREF's, and TIAA-CREF Mutual Funds', TIAA-CREF Institutional Mutual Funds', and TIAA-CREF Life Funds' creditors, and shall not be a trust fund or collateral security for the obligation to pay the Trustee or Member his or her accumulations under this Plan.



2. Eligibility and Participation. Any non-employee Trustee of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds ("Trustee") and any non-employee member of the Board of Overseers of TIAA and CREF and the TIAA Separate Account VA-1 Management Committee ("Member") shall become a participant in this Plan upon the execution of a Deferred Compensation Agreement ("Agreement") in which he or she agrees to defer: (a) any whole percentage of his or her compensation; (b) 100% of his or her basic and additional stipends; or (c) 100% of his or her meeting fees. A participant's compensation is his or her basic stipend, additional stipends paid to a participant as Chair of a committee, meeting fees and any non-recurring payments authorized by the Board. Compensation does not include



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      miscellaneous fees and expenses. Such Agreement shall be in the form determined by the Board of Trustees. Agreements to participate in this Plan may not be made retroactively and shall remain in effect until terminated by either the participant or the Board of Trustees. A Trustee or Member may elect to participate in this Plan no later than December 31, of the year prior to the year for which such Agreement is to be effective, provided however, that in the year in which the Plan is first implemented, or the year in which a Trustee or Member first becomes eligible to participate, such Agreement may be made within 30 days after the Plan is effective or the Trustee or Member first becomes eligible. An Agreement can apply only to compensation for services performed after the Agreement is made. A Trustee or Member is a "non-employee" if he or she is not an employee of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds.



3. Plan Credits. Credits under this Plan, referred to hereinafter as "Plan Credits" will be made pursuant to the Agreement described in 2 above. Plan Credits to the bookkeeping account for a participant shall be allocated among the notional TIAA and CREF accounts, and after January 1, 2003, notional mutual fund share accounts, held for such participant and used for measurement purposes under this Plan. Each participant may request that his or her account be allocated among the available options under such contracts, and mutual fund share accounts, in whole percentages. If no such allocation request is made by the participant, his or her account shall be allocated to the notional CREF Money Market Account.



      Once made, the participant's allocation request shall remain in effect for all subsequent deferrals until such request is changed by the participant. A participant may subsequently request transfers of amounts allocated to the notional TIAA or CREF accounts, or mutual fund share accounts, to the extent that such transfers are permitted pursuant to the terms of the contracts and mutual fund share accounts allocated to the bookkeeping account of the participant. The Board of Trustees shall prescribe the procedures that must be followed in order for a participant to make allocation and transfer requests.



      The foregoing notwithstanding, as of August 1, 1999, no amounts shall be allocated or transferred to the notional CREF Inflation Linked Bond Account. Instead, the value of any amounts allocated to that Account shall be allocated and transferred to the notional CREF Money Market Account, or to such other notional account as requested by an affected participant, subject to the right of the Board of Trustees to allocate amounts despite such request.



      The value of a participant's Plan Credits shall subsequently be measured by the experience of the annuity contracts and mutual fund shares purchased pursuant to Article 1 of this Plan.



      Although the Board of Trustees intend to make allocations and transfers in accordance with participant requests, the Board of Trustees reserve the right to allocate such accounts without regard to such requests, and may decide to measure the value of the bookkeeping accounts in some other manner.



4. Benefits. Benefits under this Plan shall be paid in a lump sum as of the first business day of the calendar month following the date the participant terminates from his or her



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      position on the Board or ceases to be a Member unless an earlier or later date is specified in the Agreement. The foregoing notwithstanding, a participant may request, and the Board of Trustees may agree, to: (a) irrevocably delay payment to the first business day of January in the year following the year in which payment would otherwise occur; or (b) irrevocably make payments in annual installments over a 5, 10, 15, or 20 year period as the participant may request, commencing per that request either on the first business day of the calendar month following the date the payment would otherwise occur or the first business day of January of the year following the date payment would otherwise occur. Any such request must be made in writing and must be received at the address TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds shall specify, at least one-hundred and eighty (180) days prior to the date payment(s) would otherwise begin. In the event that the Trustee or Member terminates from his or her position on the Board or ceases to be a Member due to a restructuring of the respective Board or Committee or for reasons outside of his or her control (other than retirement at normal retirement age) the one-hundred and eighty (180) day period referred to in the preceding sentence shall be reduced to ninety
      (90) days.



5. Hardship Distributions. A participant may receive an amount from his or her bookkeeping account required on account of an unforeseeable emergency as determined by the Board of Trustees in their sole discretion. An unforeseeable emergency is a severe financial hardship to the participant resulting from a sudden and unexpected illness or accident of the participant or of a dependent (as defined in Code Section 152(a)) of the participant, loss of the participant's property due to casualty, or other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved:



            (i) Through reimbursement or compensation by insurance or otherwise;
            (ii) By liquidation of the participant's assets, to the extent the liquidation of such assets would not itself cause severe hardship; or
            (iii) By cessation of deferrals under this Plan.



      Withdrawals of amounts because of an unforeseeable emergency may not exceed a participant's bookkeeping account under this Plan and shall only be permitted to the extent reasonably necessary to satisfy the emergency need.



6. Death Benefits. In the event a participant dies prior to receiving the benefits described in Article 4, the full current value of the Credits under this Plan is then payable to the beneficiary or beneficiaries named by the participant to receive a death benefit under this Plan. Each participant may file, on a form acceptable to TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds a written election designating his or her beneficiary or beneficiaries. In order to be effective, any such designation must be received by a duly authorized representative of TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds prior to the participant's death. If a participant dies and there is no effective beneficiary designation or the beneficiary dies before payment is made, the payment shall be made to the participant's estate.



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7.    Nontransferability. To the extent permitted by law, the right of any participant or any beneficiary in any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such participant or beneficiary; and any such benefit or payment shall not be subject to anticipation, alienation, sale, transfer, assignment, or encumbrance.



8. Amendment. While it is expected that this Plan will continue indefinitely, the Board of Trustees reserve the right to modify or discontinue the Plan at any time. Any discontinuance or modification of the Plan cannot affect the benefits accrued by participants prior to the date of discontinuance or modification.



9. Participant Status. Neither this Plan nor any action taken hereunder shall be construed as giving any participant any equitable or legal right against TIAA, CREF, TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and TIAA-CREF Life Funds except as provided herein, or any right to be retained as a Trustee or Member.



10. Governing Law. To the extent not superseded by Federal Law, the laws of the State of New York shall be controlling in all matters related to this Plan.



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